Exhibit 21.1

SUBSIDIARIES OF WHOLE FOODS MARKET, INC.

Name	State of Incorporation or Organization
Mrs. Gooch’s Natural Food Markets, Inc.	California
Whole Foods Market Brand 365, LLC	California
Whole Foods Market California, Inc.	California
Allegro Coffee Company	Colorado
WFM Cobb Property Investments, LLC	Delaware
WFM Nevada, Inc.	Delaware
WFM IP Investments, Inc.	Delaware
WFM IP Management, Inc.	Delaware
Whole Foods Market Distribution, Inc.	Delaware
Whole Foods Market Finance, Inc.	Delaware
Whole Foods Market Group, Inc.	Delaware
Whole Foods Market Purchasing, Inc.	Delaware
Whole Foods Market Services, Inc.	Delaware
Whole Foods Market Southwest I, Inc.	Delaware
Whole Foods Market Southwest Investments, Inc.	Delaware
Whole Food Company, Inc.	Louisiana
Nature’s Heartland, Inc.	Massachusetts
Fresh Fields Markets Canada, Inc.	N/A
WFM Gift Card, Inc.	Nevada
The Sourdough: A European Bakery, Inc.	Texas
WFM Beverage Corp.	Texas
Whole Foods Market IP, L.P.	Texas
Whole Foods Market Southwest, L.P.	Texas

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